EXHIBIT 99.1

Ajilon France, the professional services division of Adecco Group in France, acquired Sydelis, a French IT consulting company

CHESEREX, SWITZERLAND - November 5, 2004: Ajilon France, the professional staffing and managed services subsidiary of Adecco SA, the world's largest HR Solutions provider, acquired yesterday Sydelis, a Paris-based IT consulting company. Sydelis will be integrated into the IT services division of Ajilon France. The acquisition is expected to double the size of Ajilon France's current IT business, with combined sales of more than EUR 40 million in 2003.

Sydelis provides IT consulting services in applications development, applications maintenance, and systems maintenance.

Jerome Caille, CEO of Adecco SA said: "Sydelis is a well run profitable business, which will significantly contribute to the success of Ajilon IT in the French market, allowing us to achieve new levels of service for our clients".

Forward-Looking Statements

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Adecco Group's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Adecco Group's reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Adecco Group's results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which the Adecco Group operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business condition in the countries or regions in which the Adecco Group operates. In addition, the market price of the Company's stock may be volatile from time to time as a result of, among other things: the Adecco Group's operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 700,000 associates with business clients each day through its network of 28,000 employees and around 6,000 offices in 71 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco Staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Further information can be found at the Investor Relations page at www.adecco.com.

About Ajilon Worldwide

Worldwide, Ajilon has professional staffing and managed services divisions in several disciplines including finance and accounting, legal, high-end office support, information technology, communications, sales and marketing, engineering and more. Ajilon has more than 450 offices operating in 18 countries in North America, Europe and Asia Pacific. More information can be found on the World Wide Web at www.ajilon.com.

About Sydelis

Founded in 1981 by Gerard Mocquant, the Sydelis Group employs 250 people company and had a turnover of EURO 17.8 million in 2003.

Sydelis is an IT services company based in France. It has an extensive service offering (consulting, time and materials services, project development) and works on different technological platforms and applications (mainframe, client-server, internet, J2E/.net.). It successfully develops projects for large accounts in the following areas: IT systems for business management (specific applications, software based applications, ERP.), technical infrastructures and architecture, scientific/technical and embedded software. Amongst their clients are large banks and insurance companies together with some of the most important industrial and services groups.

Contacts:

Adecco Corporate Investor Relations:

Investor.Relations@adecco.com or +41-1-878-8884